

VOZROZHDENIYE BANK

File № 82-4257

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«16» March 2006
№ 1101/1923

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257




06013067

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Messages of the data that can affect materially the value of the joint-stock company's securities.

Sincerely,



Alexander V.Dolgopolov
Deputy Chairman of the Board



MESSAGE

of the data that can affect materially the value of the joint-stock company's securities

Information about the agreement entered by the joint-stock company with the stock exchange on the basis of which the joint-stock company's securities are listed.

1. General Data	
1.1.Full corporate name of the issuer	Joint-stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer	V.Bank
1.3. Location of the issuer	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number	1027700540680
1.5. Identification tax number	5000001042
1.6. Unique code of the issuer assigned by the registration body	1439
1.7. Internet site used for disclosing information	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical(s) used by the issuer for publishing information	Newspaper «Daily News. Moscow Region»

2. Summary of the message
2. Summary of the message: About the agreement of the joint-stock company and the stock exchange on the basis of which the joint-stock company's securities are listed. 2.1. Full company name of the stock exchange where the joint-stock company's securities are listed: Closed joint-stock company «MMVB Stock Exchange». 2.2. Type and category of the joint-stock company's securities listed on the stock exchange: Ordinary registered non-documentary shares (state registration number 10101439B). 2.3. Date of signing the agreement and number of the agreement on the basis of which the stock exchange conducts listing of the joint-stock company's securities: Agreement on introduction and support of the securities in Quotation lists of the closed joint-stock company «MMVB Stock Exchange» # Б-77 as of March 10th 2006.

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. March 10th 2006 *Stamp*		

MESSAGE

of the data that can affect materially the value of the joint-stock company's securities

Information about entering of the joint-stock company's securities in the list of securities introduced by the trade organizer on the stock market.

1. General Data	
1.1.Full corporate name of the issuer	Joint-stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer	V.Bank
1.3. Location of the issuer	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number	1027700540680
1.5. Identification tax number	5000001042
1.6. Unique code of the issuer assigned by the registration body	1439
1.7. Internet site used for disclosing information	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical(s) used by the issuer for publishing information	Newspaper «Daily News. Moscow Region»

2. Summary of the message
2. Summary of the message: About entering of the joint-stock company's securities in the list of securities introduced by the trade organizer on the stock market. 2.1. Full company name of the stock exchange where the joint-stock company's securities are listed: Closed joint-stock company «MMVB Stock Exchange». 2.2. Type and category of the joint-stock company's securities listed on the stock exchange: Ordinary registered non-documentary shares (state registration number 10101439B). 2.3. 2.3. Name of the quotation list, where the joint-stock company's securities are introduced: Quotation list ZAO «FB MMVB» «Б»

3. Signature		
3.1. Deputy Chairman of the Board	*(signature)*	A.V.Dolgopolov
3.2. March 14th 2006 *Stamp*		